THOMAS E. BISSET
DIRECT LINE: 202.383.0118
E-mail: thomas.bisset@sutherland.com
April 26, 2010
VIA EDGAR
U.S. Securities and Exchange Commission
100 F St. NE
Washington, DC 20549
     Re:          Post-Effective Amendment No. 30 to the
                    Form S-6 Registration Statement for
                    Farm Bureau Life Variable Account
                    File Nos. 33-12789
Dear Commissioners:
     On behalf of Farm Bureau Life Insurance Company (the “Company”), on its own behalf and on behalf of Farm Bureau Life Variable Account (the “Variable Account”), we have attached for filing Post-Effective Amendment No. 30 (the “Amendment”) to the above mentioned registration statement on Form S-6.
     The Amendment is being filed pursuant to paragraph (b) of Rule 485 under the Securities Act of 1933 primarily for the purpose of responding to comments received from the staff of the Securities and Exchange Commission (the “SEC staff”) on Post-Effective Amendment No. 29 to the registration statement describing certain flexible premium variable life insurance policies (the “Policy”). The Amendment also reflects routine and clarifying changes. As counsel who reviewed the Amendment, we represent that the Amendment does not contain disclosures which would render it ineligible to become effective pursuant to paragraph (b).
     The following paragraphs provide the Company’s response to oral comments received by counsel to the Company from Mr. Min S. Oh of the SEC staff on April 12, 2010. For the SEC staff’s convenience, each of the staff’s comments is set forth in full below, and then the response follows.
1.	Comment: Please disclose to the staff whether there are any guarantee or credit support arrangements (i.e. agreements pertaining to the capitalization of the Company) in place or

U.S. Securities and Exchange Commission
April 26, 2010

whether the Company will be responsible for payouts related to any guarantees under the Policy.

Response: The Company has not entered into any guarantees or credit support agreements with third parties regarding the Policy. The Company will be primarily responsible for payouts related to any guarantees associated with the Policy.

2.	Comment: In the prospectus, please provide a representation that the prospectus contains all material features of the Policy, or disclose any material variations in the Policy.

Response: The prospectus describes all material features of the Policy, and a statement to that effect has been added to the “SUMMARY OF THE POLICY” section of the Amendment.

3.	Comment: If you seek to rely on rule 12h-7 under the Securities Exchange Act of 1934, then please provide the appropriate representation, as called for in rule 12h-7(f).

Response: The Company does not intend to rely on rule 12h-7 under the Securities Exchange Act of 1934.

4.	Comment: Explain the basis for offering the Policy on a Form S-6 registration statement in lieu of a Form N-6 registration statement.

Response: In the release adopting Form N-6 (the “Adopting Release”), the SEC provided relief from the requirement to transition to then new registration Form N-6 to insurance companies and their registered unit investment trust variable separate accounts funding variable life insurance policies where the insurer and variable separate account had discontinued offering variable life insurance policies to new purchasers. See Registration Form for Insurance Company Separate Accounts Registered as Unit Investment Trusts that Offer Variable Life Insurance Policies, Investment Company Act Release No. 25522 (Apr. 12, 2002), pp. 53-54. The SEC specifically noted in the Adopting Release that those insurance companies and their variable separate accounts could continue to use Form S-6. By the time the SEC required insurance companies and their variable separate accounts to transition from Form S-6 to Form N-6, the Company and the Variable Account had stopped offering the Policy to new purchasers.

5.	Comment: Please confirm the number of Subaccounts available under the Variable Account and the availability of the T. Rowe Price Mid-Cap Growth Subaccount.

Response: As noted under the subheading “The Variable Account” in the section of the prospectus designated “FARM BUREAU LIFE INSURANCE COMPANY AND THE

U.S. Securities and Exchange Commission
April 26, 2010

VARIABLE ACCOUNT,” there currently are 39 Subaccounts of the Account that are available as Investment Options under the Policy, including the T. Rowe Price Mid-Cap Growth Subaccount.

6.	Comment: The third sentence in the second paragraph under the heading “The Variable Account” provides “We may transfer to the General Account any Variable Account assets which are in excess of such reserves and other Policy liabilities.” Please disclose the nature of those assets.

Response: In response to the SEC staff comment, the Company has revised the subject paragraph to include the following statement: “For example, we may transfer assets attributable to our investment in the Variable Account or fees and charges that have been earned.”

7.	Comment: Please remove the reference to asset rebalancing in the last sentence in the first paragraph on page 28 of the prospectus.

Response: Because the automatic rebalancing program is available under the Policy, the Company has changed the reference in the last sentence in the first paragraph on page 28 of the prospectus to “automatic rebalancing” (from “asset rebalancing”) and inserted a description of the automatic rebalancing program under a new subheading under “POLICY BENEFITS—Transfers.”

8.	With regard to the prospectus disclosure addressing the asset allocation program:
a.	Comment: Please provide disclosure regarding how the asset allocation program interacts with other features of the Policy, including, the dollar cost averaging program, requests for partial surrenders and surrenders, and the processing of those surrenders. Such disclosure may be presented in the section of the prospectus describing the asset allocation program, or in the sections of the prospectus that provide detailed descriptions of the relevant Policy features.

Response: The disclosure in the asset allocation section of the prospectus explains that the Cash Value is automatically rebalanced each year to maintain the Subaccounts and percentages for an Owner’s selected asset allocation model portfolio.(See page 32 of the prospectus.)

In response to the SEC staff comment, the Company has added disclosure under the “Other Information” subheading in the “Asset Allocation Program” section of the prospectus to clarify that if you elect the asset allocation program, then (i) you can make partial surrender and surrender requests; but (ii) you cannot also elect to participate in the dollar cost averaging program. In addition, the more detailed

U.S. Securities and Exchange Commission
April 26, 2010

disclosure about the dollar cost averaging program has been revised to expressly provide that the dollar cost averaging program cannot be utilized in combination with the asset allocation program or the automatic rebalancing program (see page 27 of the prospectus). The more detailed discussion of the automatic rebalancing program (see response to Comment 7 above) provides that annual rebalancing occurs under the asset allocation program.

Comment: In the paragraph following “Note” on page 31 of the prospectus, please specify the process by which a Policyowner whose participation in the asset allocation program has terminated may elect to again participate in the asset allocation program, including (i) with whom, if anyone, a Policyowner must consult, and (ii) whether a Policyowner must update information about the Policyowner by completing another standardized questionnaire before reentering the asset allocation program.

Response: The paragraph currently directs a Policyowner to contact our Home Office to reenter the asset allocation program. In response to this SEC staff comment, the disclosure has been revised to provide that a Policyowner must submit a request form, and may be required to submit an updated standardized questionnaire, before reentering the asset allocation program.

b.	Comment: Please confirm whether the brochure that would be provided to Policyowners contains the same information included in ETIMS’ Form ADV Part II.

Response: The Company confirms that the brochure contains the same information as ETIMS’ Form ADV Part II.

c.	Comment: In terms of timing, please reconcile the third bullet under “Annual Rebalancing” with the “Changes to Asset Allocation Model Portfolios.” (See page 31 of the prospectus.)

Response: The third bullet relates to the timing of the rebalancing that automatically occurs to keep a particular Policyowner’s Cash Value allocated according to the selected model portfolio. In contrast, the “Changes to Asset Allocation Model Portfolios” section deals with situations in which ETIMS may need to modify a particular model portfolio to keep the model in line with its stated goals. Put another way, the two portions of disclosure referred to in this SEC staff comment describe different actions that may be taken in connection with the asset allocation program-(i) the annual rebalancing of Cash Value to maintain the allocation percentages of the selected asset allocation model, and (ii) the changes that ETIMS can make to a particular asset allocation model to ensure

U.S. Securities and Exchange Commission
April 26, 2010

that the model portfolio remains appropriate in light of its stated investment goals. Because the two portions of disclosure referred to in this SEC staff comment refer to two different actions that may be taken in connection with the asset allocation program, the Company respectfully submits that no revision to the prospectus disclosure is required to “reconcile” the current disclosure in response to the SEC staff comment.

d.	Comment: Please provide more information on the differences in investment strategies and risks of the different model portfolios. Among other things, for each model portfolio, please present the target allocations for each asset class of portfolio investments.

Response: For the following reasons, the Company respectfully declines to comply with the SEC staff comment. The Company believes that inserting the requested disclosure would add a level of detail to the prospectus that is unnecessary and, therefore, would needlessly lengthen the prospectus and would be inconsistent with the SEC staff’s own admonitions over the years for concise and streamlined prospectuses.

The current prospectus disclosure provides a summary of the asset allocation program available as a service in connection with the Policy, and points out to Policyowners who are interested in the service how they can obtain more detailed information about the program. That more detailed information about the program allows the Policyowner to make a fully informed choice among the asset allocation models. Prospectus disclosure that only highlights aspects of the asset allocation models is not (and should not leave the impression that it is) a substitute for materials with more detailed descriptions of the asset allocation models under the program. As such, the requested disclosure would neither complement nor supplement the more detailed information a Policyowner interested in the asset allocation program would receive, and in that regard, would not provide any additional benefit to Policyowners. Moreover, the Company notes that the disclosure requested by the SEC staff is not required by Form S-6 or Form N-6, the SEC registration forms for variable life insurance policies, or by any other registration form for variable insurance products, nor has it been recommended in any published guidance from the SEC or the SEC staff.

It is also the Company’s understanding that detailed descriptions of investment strategies and risks of asset allocation models along with asset class target allocations for each model as the SEC staff has requested have not typically been included in prospectuses for variable insurance products that offer such programs as a service in connection with the variable product. The Company is aware of a few instances where variable annuity issuers have chosen to include somewhat

U.S. Securities and Exchange Commission
April 26, 2010

similar disclosure in prospectuses for their variable annuity contracts, but only in instances where the election and continued availability of a living benefit rider was conditioned upon contract owner participation in a specified asset allocation model(s). In that regard, the Company notes that there are no such riders offered in connection with the Policy.

For the reasons noted, the Company respectfully submits that it is appropriate and consistent with the disclosure approach followed by other variable insurance product issuers for the prospectus describing the Policy to give an overview of the asset allocation program and direct interested Policyowners on how to obtain more detailed information about such program
9.	Comment: Please replace the term “Contract” with “Policy”: (i) in the heading “The Contract” in the “GENERAL PROVISIONS” section of the prospectus; and (ii) in the first sentence in the first paragraph under the “POLICY BENEFITS-Cash Value Benefits-Facsimile Requests” section of the prospectus.

Response: The Company has complied with the SEC staff comment.

10.	Comment: Please confirm that the disclosure in the “FEDERAL TAX MATTERS” and “Legal Proceedings” sections of the prospectus is current.

Response: The Company confirms that the disclosure in the “FEDERAL TAX MATTERS” and “Legal Proceedings” sections of the prospectus is current.

11.	Comment: Please provide Tandy representations and written responses to the above comments in a letter filed as correspondence on EDGAR.

Response: The Company has provided the “Tandy” representations requested by the SEC staff in a separate letter filed as correspondence with the Amendment.

12.	Comment: Please provide written responses to the following comments prior to the effective date of this filing: 1, 2, 4, and 8.

Response: The Company has complied with SEC staff comment.
*   *   *
          We believe that the Amendment is complete and responds to all SEC staff comments. If you have any questions regarding this letter or the enclosed Amendment, please contact the undersigned at 202.383.0118. We greatly appreciate the staff’s efforts in assisting the Company with this filing.

U.S. Securities and Exchange Commission
April 26, 2010

Sincerely,
Thomas E. Bisset
Attachment

cc:	Min Oh Lillie Peshel Jennifer Morgan Patrice Pitts